EXHIBIT 3.3 AMENDMENT TO ARTICLES OF INCORPORATION
                                             STATE OF FLORIDA,
                                             SECRETARY OF STATE
                                             DIVISION OF CORPORATIONS
                                             Filed: 07-16-2007

                      Articles of Amendment
                             To the
                    Articles of Incorporation
                               Of
                   Harvey's Collectibles, Inc.

Pursuant to the provisions of Florida Statutes 607.1006 this corporation adopts the following Amendment to its Articles of Incorporation for the purpose of designating the rights, privileges, duties, terms and obligations of 200,000 shares of its no par value Preferred Stock.

Accordingly, the Articles are hereby amended by the  addition  to
Article 4 of the following section:
        Section 4.2-3 Two Hundred Thousand (200,000) shares of the corporation's authorized but unissued non-designated, no par value,  preferred  stock - which shares, may be  issued  on  such terms  and conditions as designated by the Board of Directors  at or  prior  to  their  issuance  without  further  action  of  the
Shareholders,  as provided for by our Articles of  Incorporation,
are   hereby  designated  as  and  by  the  following  terms  and conditions:
 200,000 Shares of Series A, Redeemable Preferred Stock, $5.00 Stated value
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(a)  With the prior consent of the Board of Directors each  share of Series A Redeemable Preferred Stock may be redeemed by the corporation, at any time after issuance, by the cash payment to the holder thereof of the sum of Five ($5) dollars per share being redeemed, together with any and all accrued and remaining unpaid dividends previously declared thereon.
(b) Redemption need not be ratable, and is entirely within the discretion of the board of directors.
(c) Series A Redeemable Preferred Shares are not entitled to cash or stock dividends other than as may be declared from time to time by the board of directors; any such dividends would not be cumulative unless specifically deemed as such when declared by the board.
(d) Each Series A Redeemable Preferred Share has one vote in all actions which may affect the holders of these shares, and which are properly brought for a vote by the shareholders.
(e) Series A Redeemable Preferred shares take precedence over and are senior to all subsequent issuances of Preferred Stock and to all outstanding shares of Common Stock of the Issuer, regardless of when such common shares were issued, in the event of a partial or full liquidation and distribution of assets or pursuant to a voluntary or involuntary dissolution or any "Liquidity Event" - which is hereby defined as any transaction in which one or more third parties either (1) make an aggregate capital investment in HCI of at least Two Hundred Fifty Thousand Dollars ($250,000) in return for no less than a twenty-five percent (25%) equity position; or (2) acquire the controlling interest in HCI.

The foregoing Designation of 200,000 shares of Redeemable Preferred Stock, $5 stated value, was adopted on April 24, 2007 by the unanimous consent of the Board of Directors, in lieu of a meeting, pursuant to Florida Statutes 607.0821; and in lieu of a shareholder meeting pursuant to Florida Statutes 607.00704 the affirmative written consent of the holders of more than ninety (90%) percent of the issued and outstanding shares of Common Stock, which vote was sufficient for approval.

Unless specifically stated above, all of the other Articles of the Corporation's Articles of Incorporation remain as stated.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 12th day of July 2007.

                              /s/Harvey Judkowit
                              -------------------------------
                              Harvey Judkowitz, CEO/President

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